Law Offices of
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Telephone (714) 668-6210
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Internet  www.paulhastings.com

December 13, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Dominic Minore
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-186158 and 814-00830)

Dear Mr. Minore:

Enclosed for electronic filing via Edgar pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Firsthand Technology Value Fund, Inc. (the “Fund”), is Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 23, 2013 (the “Initial Registration Statement”).  Amendment No. 3 is marked to show changes from Pre-Effective Amendment No. 2 filed with the Commission on November 15, 2013.

Amendment No. 3 is being filed in response to two sets of oral comments by Mr. Dominic Minore of the staff of the Commission to John Della Grotta of Paul Hastings, counsel to the Fund; the first set of comments was made on November 22, 2013 and answered by filing a response with the Commission on December 4, 2013 by electronic filing via Edgar (the “December 4th Response”), and the second on December 9, 2013, a set of supplemental comments to the December 4th Response (the “December 9th Comments”).

The numbered italicized paragraphs below correspond to the December 9th Comments.  In providing a response to the December 9, 2013 Comments, each response makes reference to the page in Amendment No. 3 where the each change is reflected.

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 13, 2013

Risk Factors – RISKS RELATING TO OUR INVESTMENTS

1.            Comment:  Amend the new Risk Factor set forth under the caption "Risks Relating to our Investments - our investment in securities which provide for payment-in-kind, or PIK, interest may be risky and we could lose all or part of our invesetment" to include the following three concepts: PIK interest (i) increases the asset base upon which the management fee is paid; (ii) requires companies to include interest in its financial statements before it is actually received; and (iii) add onto principal or acts as negative amortization which increases credit risk exposure.

Response:  Comment accepted.  See page 21 in Amendment No. 3 under the Caption “Risk Factor – Risks Relating to Our Investments - .”

Management’s Discussion and Analysis of Financial Condition and Results of Operations- Results of Operations – Comparison of the three months ended June 30, 2013 to the three months ended June 30, 2012 -   Investment Income

2.           Comment:  In the third paragraph of the new third paragraph under the caption “Investment Income” please modify the last sentence to read: “All amounts of PIK interest increased the principal amount of such convertible notes.”(the underscored portion of the sentence represents the proposed changes.)

Response:  Comment accepted.  See page 27 in Amendment No. 3 under the Caption  - “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Comparisons of the three months ended June 30, 2013 to the three months ended June 30, 2012 – Investment Income.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations- Results of Operations – Comparison of the six months ended June 30, 2013 to the six months ended June 30, 2012 - Investment Income

3.           Comment:  In the third paragraph under the caption “Investment Income” please modify the last sentence to read: “All amounts of PIK interest increased the principal amount of such convertible notes.”(the underscored portion of the sentence represents the proposed changes.)

Response:  Comment accepted.  See page 30 in Amendment No. 3 under the Caption  - “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Comparisons of the six months ended June 30, 2013 to the six months ended June 30, 2012 – Investment Income.”

INVESTMENT MANAGEMENT AGREEMENT – Investment Management Fee

FEES AND EXPENSES –Footnote (5)

Mr. Dominic Minore
Senior Counsel
U.S. Securities and Exchange Commission
December 13, 2013

4.           Comment:  In the second sentence of the second paragraph under the caption “Investment Management Agreement - Investment Management Fee,” please change the term used therein from “total assets” to “gross assets.”  In addition, in Footnote (5) to the Fees and Expenses Table, please make corresponding changes to the term “total assets” to “gross assets” and add the following sentence: “Gross assets” is the equivalent term to “total assets,” the term used in our Statement of Assets and Liabilities in our Financial Statements.”

Response:  Comment accepted.  See page 55 in Amendment No. 3 under the Caption – “INVESTMENT MANAGEMENT AGREEMENT – Investment Management Fee.”  In addition, See page 9 in Amendment No. 3 under the Caption – Fees and Expenses, Footnote (5), which sets forth the change to Footnote (5) to the Fees and Expenses Table.

The Fund respectfully requests the Staff’s assistance in reviewing this letter.  Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (714) 668-6210 or David A. Hearth of Paul Hastings LLP at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA
John F. Della Grotta
of PAUL HASTINGS LLP

cc:	Kevin M. Landis (w/encls.)
Kelvin K. Leung, Esq. (w/encls.)
David A. Hearth, Esq. (w/encls.)